FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August, 2005

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated August 11, 2005, relating to: Lafarge and Shui On form

Joint Venture in China

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Euronext : LG, NYSE : LR

PRESS RELEASE

Lafarge and Shui On form Joint Venture in China

to create the new cement leader in South West Region

Hong Kong, Paris, August 11, 2005 – Lafarge, the world leader in building materials, and Shui On Construction And Materials Limited (SOCAM), the leading cement producer in South West China, today announced a joint venture partnership to merge their cement operations in China. The strategic alliance will establish the new cement leader in the South West Region, one of the largest and fastest growing areas in the Chinese Mainland.

The joint venture, to be named Lafarge Shui On Cement, will be 55% owned by Lafarge and 45% owned by SOCAM.

Lafarge Shui On Cement will combine Lafarge’s cement operations in the Chinese Mainland, located in Sichuan, Chongqing and Beijing, with SOCAM’s cement operations in Chongqing and Sichuan, its larger plants in Guizhou, and the prospective acquisition of several important plants in Yunnan, which is awaiting approval from the Central Government authorities. The total capacity of the joint venture will be 17.4 million tonnes per annum by the end of 2005 including Yunnan.

The South West Region in China has a high growth potential with a population of more than 200 million people, a rapid pace of development and extensive infrastructure development plans. Currently, China accounts for about 45% of the world’s cement consumption, with an estimated market of 900 million tonnes in 2004.

“Our strategy is in line with the government’s extensive expansion plans for the South West Region, under its ‘Go West’ policy,” said Mr. Vincent H.S. Lo, Chairman of SOCAM. “There is enormous growth potential in this market, and we will leverage our complementary strengths to seize these opportunities and work towards becoming a leading cement manufacturer in the Chinese Mainland.”

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As the largest cement producer in the South West Region – and one of the top three players in all of China – the joint venture is well-positioned to further enhance its leadership and expansion in the region by bringing together the world-class technical expertise of Lafarge and the extensive experience and established reputation of SOCAM in the Chinese Mainland.

“This partnership agreement with Shui On is a major milestone in our development in China,” said Mr. Bernard Kasriel, Chief Executive Officer of Lafarge. “We are pleased to join forces with SOCAM. After ten years of presence in the Chinese Mainland, we have built the knowledge and the resources that drive us to move a step ahead, in order to benefit from market growth opportunities and to extend our leading positions in several provinces. I am confident that our management team will bring to the newly formed company the required expertise to create value and meet our international environmental standards.”

Chaired by Mr Vincent H.S. Lo, Lafarge Shui On Cement’s board of directors will comprise an equal number of representatives appointed by Lafarge and SOCAM.

Lafarge will appoint the Chief Executive Officer and lead the management of the joint venture.

It is expected that the deal will close following SOCAM’s special general meeting planned in October 2005.

Notes to Editors

About Lafarge

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. More information is available on: www.lafarge.com

About SOCAM

SOCAM, a member of the Shui On Group, was listed on the Hong Kong Stock Exchange in 1997 and is engaged in construction and construction materials in Hong Kong and the Chinese Mainland. The company also has an interest of more than 20% in Shui On Land Limited. Further information can be found at www.shuion.com

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Contacts

Lafarge Group

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 Mobile: + 33 6 22 11 99 77 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 Mobile: + 33 6 22 17 18 44 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

SOCAM

Christine	Mui

Tel: (852) 2879 1866

E-mail: corpcomm@shuion.com.hk

Stephanie Lin

Tel: (852) 2879 1836

E-mail: corpcomm@shuion.com.hk

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group Lafarge does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 11, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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